May 19, 2021

VIA ELECTRONIC TRANSMISSION

Samantha Brutlag Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Arrow Investments Trust; File Nos. 333-178164 and 811-22638

Dear Ms. Brutlag:

On March 5, 2021, Arrow Investments Trust (the “Trust” or the “Registrant”) on behalf of its series, Arrow Reverse Cap 500 ETF (the “Fund”), filed Post-Effective Amendment No. 71 to its registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended. The Registrant has revised the disclosure in Post-Effective Amendment No. 72 to its registration statement in response to the verbal comments provided by you on April 19, 2021, as indicated below. Please find below a reiteration of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

General

Comment	1. Please confirm that the Registrant will not use the prospectus, or incorporate it into the N-14 filing, until after the merger is complete.
Response:	The Registrant confirms that it will not use the prospectus or incorporate it into the N-14 filing, until after the merger is complete.
Prospectus
Comment	2. Please update the fee table to reflect that the Fund does not have a fee waiver agreement, or include the required footnote disclosures if a waiver agreement exists.
Response:	The Registrant has revised the fee table to reflect that the Fund does not have a fee waiver agreement in place.
Comment	3. Please confirm whether the index tracked by the Fund is the same as the index tracked by the predecessor fund. If the index has changed, please provide the staff with a white paper describing the index methodology.

Brutlag, Samantha May 19, 2021 Page 2

Response:	The Registrant notes that the index tracked by the Fund is the same as the index tracked by the predecessor fund. The index provider has changed; however, the index calculation agent, index methodology and personnel managing the index all remain the same.
Comment	4. The principal investment strategy indicates that the Fund will use a replication strategy to track the index, but that it may use a “representative sampling” strategy. As such, please add “management risk” to the principal investment risks for the Fund that describes the risks of a representative sampling strategy.
Response:	The Registrant has added “management risk” to the Fund’s principal risks.
Comment	5. Please include the name of the index provider in the principal investment strategy section.
Response:	The Registrant has revised the principal investment strategy as requested.
Comment	6. The risks listed in the principal investment risks section are in alphabetical order. Please reorder the risks in order of importance, prioritizing those that that are most likely to impact net asset value and performance of the Fund.
Response:	The Registrant believes that Equity Market Risk and ETF Risks, which are the first two risks listed, are the risks that are most likely to impact net asset value and performance. These risks also happen to be in alphabetical order, but that is not the reason they are listed first.

Comment 7. In the principal risks section, please add a “concentration risk” to describe the risks of the Fund’s policy to concentrate in a particular industry or group of industries to the extent that the index concentrates in a particular industry or group of industries.

Response:	The Registrant has added “concentration risk” to the principal risk section.

Comment 8. If the index provider for the Fund lacks experience as an index provider, please include index provider risk as a principal investment risk.

Response:	The index provider, although a new entity, will be run by the same experienced individuals that managed the index while it was being tracked by the predecessor fund. Further, the index calculation agent (S&P Opco, LLC) remains the same. As such, the Registrant believes that an index provider risk is unnecessary.

Brutlag, Samantha May 19, 2021 Page 3

Comment 9. In the section on portfolio managers, on page 4 of the prospectus, please indicate the month and year when each portfolio manager began managing the Fund.

Response:	The Registrant has revised the requested disclosure.

Statement of Additional Information

Comment 10. Please clarify in the investment restrictions section which restrictions are fundamental.

Response:	The Registrant has revised the investment restrictions section to clarify which restrictions are fundamental.

* * *

If you have any questions concerning this filing, or the Registrant’s responses, please contact Krisztina Nadasdy at (614) 469-3243 or Owen Pinkerton at (202) 263-4144

Very truly yours,

/s/Owen J. Pinkerton______

Owen J. Pinkerton